Form 10-K405, Exhibit 13
period 1997-12-31
ZARING NATIONAL CORP
filed 1998-03-31
CIK 1034898

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS




OVERVIEW                                                            Exhibit 13.1

             The Company's business and the homebuilding industry are subject to changes in national and local economic conditions, as well as other factors, including employment levels, availability of financing, interest rates, consumer confidence and housing demand. The Company's results of operations for the periods presented include luxury site-built homes, entry level site-built homes, retail distribution of manufactured homes and reflect the cyclical nature of the housing industry.

             The Company reported consolidated net revenues of $224.0 million for the year ending December 31, 1997 compared to $174.8 million in 1996, an increase of $49.2 million or 28%. Net income for 1997 was $2.1 million or $.43 per share, compared to $4.8 million or $1.01 per share in 1996.

             The following tables set forth, for the years indicated, certain information regarding the Company's operations:

-----------------------------------------------------------------------------------------------------------------
    YEARS ENDED DECEMBER 31,                                                       1997        1996        1995
-----------------------------------------------------------------------------------------------------------------
       (Dollars in thousands)
       ZARING HOMES, INC. LUXURY SITE-BUILT HOMES
             Revenues                                                         $ 214,042    $174,793    $ 127,084
             Cost of Sales                                                      179,568     143,039      101,172
             Interest                                                             5,563       5,930        5,145
             Selling, General and Administrative Expenses                        24,346      20,463       15,104
                                                                              ----------------------------------
             Operating Income                                                     4,565       5,361        5,663
             Other Income                                                            15         162          113
                                                                              ----------------------------------
             Pretax Luxury Site-Built Income                                      4,580       5,523        5,776

       HOMEMAX, INC. RETAIL DISTRIBUTION
          MANUFACTURED HOMES
             Revenues                                                             8,209          --           --
             Cost of Sales                                                        6,920          --           --
             Interest                                                               312          --           --
             Selling, General and Administrative Expenses                         3,370          --           --
                                                                              ----------------------------------
             Operating Loss                                                      (2,393)         --           --
             Other Income                                                            48          --           --
                                                                              ----------------------------------
             Pretax Retail Distribution Loss                                     (2,345)         --           --

       HEARTHSIDE HOMES, LLC ENTRY LEVEL
          SITE-BUILT HOMES
             Revenues                                                             1,706          --           --
             Cost of Sales                                                        1,424          --           --
             Interest                                                                21          --           --
             Selling, General and Administrative Expenses                           209          --           --
                                                                              ----------------------------------
             Operating Loss                                                          52          --           --
             Other Income                                                             2          --           --
                                                                              ----------------------------------
             Pretax Entry Level Site-Built Income                                    54          --           --

       CORPORATE (INCOME) AND EXPENSES
             Interest Income from Subsidiaries, net                              (2,866)     (3,571)      (2,597)
             General and Administrative Expenses                                  1,786       1,269        1,392
                                                                              ----------------------------------
             Income Before Taxes                                                  3,369       7,825        6,981
             Income Taxes                                                         1,317       2,998        2,701
                                                                              ----------------------------------
                   Net Income                                                  $  2,052    $  4,827     $  4,280
                                                                              ==================================


Management's Discussion and Analysis of Financial Condition and Results of Operations
1997 ZARING NATIONAL CORPORATION ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS




-----------------------------------------------------------------------------------------------
    YEARS ENDED DECEMBER 31,                                     1997        1996         1995
-----------------------------------------------------------------------------------------------
       (Dollars in thousands)
       LUXURY SITE-BUILT HOMES
             Operating Data:
                   Units
                         New Orders (2)                           856         800          676
                         Closings (1)                             879         754          583
                         Backlog (3)                              240         263          217
             Average Revenue Per Closing                     $    241    $    228     $    215
             Sales Value of Backlog                          $ 60,779    $ 64,193     $ 47,033

       RETAIL DISTRIBUTION MANUFACTURED HOMES
             Operating Data:
                   Units
                         New Orders (2)                           180          --           --
                         Closings (1)                             208          --           --
                         Backlog (3) (4)                           40          --           --
             Average Revenue Per Closing                     $     41          --           --
             Sales Value of Backlog                          $  2,365          --           --

       ENTRY LEVEL SITE-BUILT HOMES
             Operating Data:
                   Units
                         New Orders (2)                            19          --           --
                         Closings (1)                              13          --           --
                         Backlog (3) (5)                           24          --           --
             Average Revenue Per Closing                     $    127          --           --
             Sales Value of Backlog                          $  3,060          --           --

             (1) Revenue from a sale is recognized upon the closing of the sale.
             (2) New orders represent total new home orders received during the period, net of cancellations.
             (3) Backlog includes new orders which have not yet closed.
             (4) 68 contracts with a sales value of $4,245 were acquired through acquisition.
             (5) 18 contracts with a sales value of $2,248 were acquired through acquisition.

             Sales of the Company's homes generally are made pursuant to a standard sales contract, which requires a down payment up to 20% of the sales price. The standard sales contract typically includes a financing contingency that permits the purchaser to cancel if mortgage financing is unattainable within a specified period, usually less than six weeks. The contract may also include other contingencies such as the sale of an existing house.

             Although the Company believes that substantially all backlogs at December 31, 1997 will be completed and closed during 1998, there can be no assurance that such closings will occur. The Company experienced cancellations of its contracts at a rate of 19.9% during 1997 compared to 23.4% in 1996 and 17.8% in 1995. Cancellations fluctuate, among other factors, as a result of buyers' expectations of mortgage interest rates. Trends in the Company's backlog are subject to change from period to period based upon economic conditions including consumer confidence levels, interest rates, and the availability of mortgages.




Management's Discussion and Analysis of Financial Condition and Results of Operations
1997 ZARING NATIONAL CORPORATION ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS




 FISCAL 1997 COMPARED TO FISCAL 1996
             ZARING HOMES, INC.,
             ------------------------------------
             LUXURY SITE-BUILT HOMES--
             ------------------------------------
             Net revenues in 1997 increased by $39.2 million or 22.5% over 1996. The Company delivered 879 homes in 1997 compared to 754 in 1996, a 16.6% increase. This increase is attributable to the strength of the luxury housing market and the first year deliveries of the expansion cities Charlotte and Louisville, which combined to deliver 77 homes in 1997.

             Gross profit increased $2.7 million or 8.5% over 1996. Gross profit as a percentage of revenues declined 2.0% to 16.1% of revenues. The decline in gross profit is attributable to, among other factors, increased subcontractor costs, other production and warranty costs which the Company was unable to pass on to the consumer, increased lot costs and the general competitive market. Interest expense decreased $0.3 million in 1997. As a percentage of revenues, interest declined 0.8% to 2.6% in 1997 from 3.4% in 1996. This decline is principally related to the reduction in the construction cycle time between the receipt of a new contract and the delivery of the completed home. Selling, general and administrative expenses increased $3.9 million in 1997, or 19.0%, compared to 1996. As a percent, selling, general and administrative expenses declined 0.3%. Selling expenses, as a percentage of revenues, remained relatively flat at 7.0% versus 6.9% in 1996. General and administrative expenses as a percentage of revenues declined 0.4%.

             Zaring Homes reported pretax income of $4.6 million, or 2.1% of revenues in 1997, down $0.9 million from 1996.

             HOMEMAX, INC., RETAIL DISTRIBUTION
             ------------------------------------
             MANUFACTURED SINGLE-FAMILY HOMES--
             ------------------------------------
             HomeMax closed 208 manufactured homes in 1997 with total revenues of $8.2 million. The gross profit percentage for the twelve months ended December 31, 1997 was 15.7%.


             Selling, general and administrative expenses for HomeMax, including infrastructure costs to leverage continued expansion efforts, totaled $3.4 million in 1997. During 1997, HomeMax acquired the assets of three manufactured housing retailers and, in the fourth quarter of 1997, opened its first Super Model Home Village in the Wake Forest area. As a result, selling, general and administrative expenses were 41.1% of revenues. Selling expenses were $0.9 million, 11.0% of revenue, primarily due to start-up marketing costs. General and administrative expenses were $2.5 million, 30.5% of revenue due to the above mentioned expansion efforts.

             As a result of the foregoing, HomeMax reported a pretax loss of $2.3 million in 1997.

             HEARTHSIDE HOMES, LLC,
             ------------------------------------
             ENTRY LEVEL SITE-BUILT HOMES--
             ------------------------------------
             Net revenues in 1997 were $1.7 million from October 1, 1997, the date the Company acquired the operating assets of entry level site-builder Legacy, Inc. Thirteen homes were delivered in the three-month period following the asset acquisition.

             Gross profit was $0.3 million, or 16.5%. Selling, general and administrative expenses were $0.2 million, or 12.2% of net revenues. As a result of the foregoing, Hearthside reported pretax income of $54, 3.2% of net revenues, from the date of acquisition to December 31, 1997.

Management's Discussion and Analysis of Financial Condition and Results of Operations
1997 ZARING NATIONAL CORPORATION ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS




             OTHER OPERATING RESULTS--
             ------------------------------------
             Interest income from subsidiaries represents the allocation of interest costs to the subsidiaries.

             General and administrative expenses increased $0.5 million in fiscal 1997 compared to fiscal 1996. These increases are primarily due to additions to the management team as well as certain other support costs incurred to facilitate the expansions of Zaring Homes, HomeMax and Hearthside.

 FISCAL 1996 COMPARED TO FISCAL 1995
             LUXURY SITE-BUILT HOMES--
             ------------------------------------
             Net revenues in 1996 increased by $47.7 million, or 37.5% over 1995. Zaring Homes delivered 754 luxury site-built homes in 1996 compared to 583 in 1995, a 29.3% increase. The increase is attributable to the strength of the housing market, primarily in the first half of 1996, and the continued growth in the 1994 expansion cities of Raleigh and Indianapolis, which combined to deliver 107 additional homes in 1996 as compared to 1995.

             Although the gross profit increased $5.8 million or 22.5% over 1995, the gross profit percentage decreased from 20.4% in 1995 to 18.2% in 1996. The decline in the gross margin percentage is attributable to, among other factors, increased subcontractor costs due to the demand for their services; the mix of units sold and increases in certain other production and warranty costs, which were not able to be passed through to customers.

             Selling, general and administrative expenses increased approximately 35.4% to $20.4 million in 1996. Selling expenses decreased to 6.9% of revenues for 1996 compared to 7.1% of revenues in 1995, primarily due to start-up marketing costs incurred in the Company's Raleigh and Indianapolis operations in 1995 and increased costs related to model homes in all divisions in 1995. General and administrative expense as a percentage of revenues remained constant between years at 4.8% of revenues.

             OTHER OPERATING RESULTS--
             ------------------------------------
             Interest income from subsidiaries represents the allocation of interest costs to the subsidiaries. General and administrative expenses decreased $0.1 million in fiscal 1996 compared to 1995.

 INCOME TAXES
             The Company's effective tax rate for 1997 and 1996 was approximately 39.1% and 38.3% respectively, which reflects the federal statutory rate plus state and local tax rates, net of federal tax benefit.

 LOAN AGREEMENTS
             In March 1996, the Company entered into an unsecured $87.5 million syndicated credit facility with commercial banks. This agreement consists of a revolving credit facility providing for borrowings up to $72.5 million and term debt of $15 million. This revolving facility enables the Company to borrow funds depending upon its borrowing base, as defined, at interest rates up to the prime rate. Available borrowings are limited by the Company's outstanding letters of credit and its borrowing base. As of December 31, 1997, $46.4 million was borrowed by the Company against the revolving credit facility ($7.8 million was available). The $15 million term debt is payable in 20 equal quarterly installments beginning in July 1996 (balance of $10.5 million as of December 31, 1997). The other term notes payable to banks ($5.2 million as of December 31, 1997) are payable in 12 equal quarterly installments beginning in September 1998 and bear interest at a fixed rate of 7.95%.


Management's Discussion and Analysis of Financial Condition and Results of Operations
1997 ZARING NATIONAL CORPORATION ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS




             Subsequent to December 31, 1997, the Company entered into three additional syndicated credit facilities with commercial banks. The new facilities consist of:
                   - A $33.9 million manufactured housing floor plan financing facility for inventory and display models with interest equal to the prime rate or Euro-rate plus 2.35%. Retail inventory borrowings are subject to repayment upon the earlier of sale, 10% at the end of six months following initial borrowing and the balance after nine months. Borrowings for the cost of display models are subject to payments of 10% after twelve months, with the balance due no later than twenty-four months after the date of initial borrowing.
                   - A $12 million sales village mortgage loan for sales
                     village development, interest at prime plus 2%, convertible into twenty-eight separate fifteen year amortization loans in amounts ranging from $250 to $500 per village, balloon payments due five years after the initial borrowing for each village, secured by mortgages.
                   - A $15 million unsecured two-year revolving credit note
                     expiring March 2000 for working capital needs of HomeMax, Inc. and subsidiaries with interest equal to the prime rate or Euro-rate plus 1.75%. This note is guaranteed by Zaring Homes, Inc.

 COMMITMENTS
             As of December 31, 1997 and December 31, 1996, the Company had committed to purchase residential lots from third parties in the aggregate amount of $22.8 and $19.4 million, respectively, through 2001. As of December 31, 1997, the Company also had commitments under various operating leases in the aggregate amount of $10.4 million payable over a fifteen-year period. It is anticipated that these commitments will be funded through the Company's working capital.

 YEAR 2000 AND ACCOUNTING FOR SOFTWARE COSTS
             The Company has several information improvement initiatives in process. In particular, the Company plans to replace its core management information system over the next three years in order to be year 2000 compliant. Management's current estimate of the cost of the system replacement approximates $3 million. Certain of these costs will be capitalized in accordance with the guidelines established in Statement of Position 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" issued in March 1998.

 CAPITAL RESOURCES AND LIQUIDITY
             FISCAL 1997 COMPARED TO FISCAL 1996--
             ------------------------------------
             Net cash used by operating activities increased by $10.8 million from net cash used in 1996 of $4.8 million to net cash used of $15.6 million in 1997. This is a result of the decrease in net income and larger investments in both site-built and manufactured housing inventories. Net cash used for investing activities increased by $11.3 million due to greater purchases of property and equipment, the acquisition of three manufactured housing retailers, and the assets of an entry level site-builder. Net cash provided by financing activities was $30.0 million, an increase of $25.9 million over 1996 due to net bank borrowings of $29.5 million.

             The Company believes its present cash balances, amounts available from existing borrowing agreements coupled with credit facilities added in 1998, and amounts generated from future operations, will provide adequate funds for its future plans.


Management's Discussion and Analysis of Financial Condition and Results of Operations
1997 ZARING NATIONAL CORPORATION ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS




             Fiscal 1996 Compared to Fiscal 1995--
             ------------------------------------
             Net cash used by operating activities increased by $11.7 million from net cash provided of $6.9 million in 1995 to net cash used of $4.8 million in 1996. The increase in net income was offset by larger investments in inventories. Net cash used for investing activities increased by $1.0 million due to greater purchases of property and equipment. Net cash provided by financing activities was $4.0 million, an increase of $9.9 million over 1995 due to net bank borrowings of $4.7 million offset by the net purchase of treasury stock.

 PROVISION FOR WRITEDOWN TO
 NET REALIZABLE VALUE
             The Company periodically reviews the value of land and inventories and records writedowns necessary to reflect declines in value. The provision for writedown to net realizable value represents reserves recorded after these evaluations to reflect such declines in value. The estimated net realizable value of real estate inventories represents management's estimate based on present plans and intentions, selling prices in the ordinary course of business, and forecasted economic and market conditions. Accordingly, the realization of the value of the Company's real estate inventories is dependent upon future events and conditions that may cause actual results to differ from amounts presently estimated.

 INFLATION
             Housing demand, in general, is affected adversely by increases in interest rates. If mortgage interest rates increase significantly, the Company's revenues, gross profit, and net income could be adversely affected.

 CAUTIONARY STATEMENT
             Certain statements contained in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" section that are not related to historical results are forward-looking statements. Actual results may differ materially from those projected or implied in the forward-looking statements. Further, certain forward-looking statements are based upon assumptions of future events which may not prove to be accurate. These forward-looking statements involve risks and uncertainties including but not limited to those referred to under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations; Cautionary Statements" in the Company's Quarterly Report on Form 10-Q for the Quarter ended June 30, 1996, filed with the Securities and Exchange Commission. Readers should carefully review those risk factors and uncertainties in conjunction with reading this Management's Discussion and Analysis of Financial Condition and Results of Operations.



Management's Discussion and Analysis of Financial Condition and Results of Operations
1997 ZARING NATIONAL CORPORATION ANNUAL REPORT

CONSOLIDATED
BALANCE SHEETS


As of December 31, 1997 and 1996 (amounts in thousands, except share information)


------------------------------------------------------------------------------------------------------------
                                                                                          1997         1996
------------------------------------------------------------------------------------------------------------
 ASSETS
       CASH AND CASH EQUIVALENTS                                                      $  4,160     $  2,440

       RECEIVABLES:
             Related parties                                                               363          227
             Other                                                                         476          326

       INVENTORIES:
             Luxury site-built homes                                                    42,405       37,239
             Entry level site-built homes                                                1,547           --
             Retail distribution manufactured homes                                        672           --
             Model homes                                                                16,890       10,425
             Land, development costs and finished lots                                  46,907       35,988

       PROPERTY AND EQUIPMENT, net                                                       9,526        2,619

       INVESTMENTS IN AND ADVANCES TO UNCONSOLIDATED
             JOINT VENTURES                                                                622        1,086

       FUTURE TAX BENEFIT                                                                1,058          675

       CASH SURRENDER VALUE OF LIFE INSURANCE AND OTHER ASSETS                           5,161        3,672

       GOODWILL                                                                          2,356           --
                                                                                      --------    ---------
                                                                                      $132,143    $  94,697
                                                                                      ========    =========

 LIABILITIES AND SHAREHOLDERS' EQUITY
       LIABILITIES:
             Revolving credit facility                                                $ 46,425     $ 15,500
             Term notes payable                                                         17,641       18,745
             Accounts payable                                                            8,453        5,370
             Accrued liabilities                                                         6,292        3,745
             Customer deposits                                                           2,178        2,549
             Income taxes payable                                                           --          107
                                                                                      --------    ---------
                   Total liabilities                                                    80,989       46,016
                                                                                      --------    ---------
       MINORITY INTEREST                                                                   424           --
                                                                                      --------    ---------

       COMMITMENTS AND CONTINGENCIES

       SHAREHOLDERS' EQUITY:
             Preferred shares, no par value, 2,000,000 shares authorized,
             none issued or outstanding                                                     --           --
             Common shares, no par value, 18,000,000 shares authorized,
               4,780,788 and 5,036,480 issued and 4,780,788 and
               4,781,110 outstanding in 1997 and 1996, respectively                     25,146       25,146
             Additional paid-in capital                                                  5,678        7,687
             Retained earnings                                                          19,906       17,854
                                                                                      --------    ---------
                                                                                        50,730       50,687

             Less- Treasury shares, at cost, 255,370 shares at December 31, 1996            --       (2,006)
                                                                                      --------    ---------
                   Total shareholders' equity                                           50,730       48,681
                                                                                      --------    ---------
                                                                                      $132,143    $  94,697
                                                                                      ========    =========


The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

Consolidated Balance Sheets
1997 ZARING NATIONAL CORPORATION ANNUAL REPORT

CONSOLIDATED
STATEMENTS OF INCOME


For the Years Ended December 31, 1997, 1996 and 1995 (amounts in thousands, except share information)


-----------------------------------------------------------------------------------------------------------------
                                                                                   1997        1996         1995
-----------------------------------------------------------------------------------------------------------------
       NET REVENUES:
             Luxury site-built homes                                          $ 214,042   $ 174,793    $ 127,084
             Entry level site-built homes                                         1,706          --           --
             Retail distribution manufactured homes                               8,209          --           --
                                                                              -----------------------------------
                   Total net revenues                                           223,957     174,793      127,084

       EXPENSES:
             Cost of sales luxury site-built homes                              179,568     143,039      101,172
             Cost of sales entry level site-built homes                           1,424          --           --
             Cost of sales retail distribution manufactured homes                 6,920          --           --
             Interest                                                             3,031       2,359        2,548
             Selling                                                             14,909      12,012        9,063
             General and administrative                                          14,829       9,720        7,433
                                                                              -----------------------------------
                   Total expenses                                               220,681     167,130      120,216
                                                                              -----------------------------------

                         Operating income                                         3,276       7,663        6,868

       OTHER INCOME (EXPENSE):
             Income from unconsolidated joint ventures                               33         159          105
             Other, net                                                             (16)          3            8
                                                                              -----------------------------------
                                                                                     17         162          113
                                                                              -----------------------------------

                   Income before minority interest and
                         provision for income taxes                               3,293       7,825        6,981

       MINORITY INTEREST IN LOSS OF SUBSIDIARY                                       76          --           --
                                                                              -----------------------------------

                   Income before provision for income taxes                       3,369       7,825        6,981

       PROVISION FOR INCOME TAXES                                                 1,317       2,998        2,701
                                                                              -----------------------------------

                   Net income                                                 $   2,052   $   4,827    $   4,280
                                                                              ===================================

       BASIC AND DILUTED EARNINGS PER
             COMMON SHARE (NOTE 11)                                           $    0.43   $    1.01    $    0.88
                                                                              ===================================

       WEIGHTED AVERAGE SHARES OUTSTANDING                                    4,780,931   4,778,826    4,850,159
                                                                              ===================================






The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.


Consolidated Statements of Income
1997 ZARING NATIONAL CORPORATION ANNUAL REPORT

CONSOLIDATED STATEMENTS OF
SHAREHOLDERS' EQUITY


For the Years Ended December 31, 1997, 1996 and 1995 (amounts in thousands, except share information)


                                      ------------------------------------------------------------------------------------
                                                                           additional
                                      ------------------------------------------------------------------------------------
                                              shares             common      paid-in     retained    treasury
                                      ------------------------------------------------------------------------------------
                                        common     treasury      shares      capital     earnings     shares        total
                                      ------------------------------------------------------------------------------------
    BALANCE, December 31, 1994        5,035,520    (185,361)    $ 25,136    $   7,533    $  8,747    $ (1,385)   $  40,031
       Net income                            --          --           --           --       4,280          --        4,280
                                      ------------------------------------------------------------------------------------
    BALANCE, December 31, 1995        5,035,520    (185,361)      25,136        7,533      13,027      (1,385)      44,311
       Purchase of treasury shares           --    (135,009)          --           --          --      (1,198)      (1,198)
       Sale of treasury shares               --      65,000           --          154          --         577          731
       Issuance of common shares            960           --          10           --          --          --           10
       Net income                            --           --          --           --       4,827          --        4,827
                                      ------------------------------------------------------------------------------------

    BALANCE, December 31, 1996        5,036,480    (255,370)      25,146        7,687      17,854      (2,006)      48,681
       Purchase of treasury shares           --        (322)          --           (3)         --          --           (3)
       Retirement of treasury shares   (255,692)    255,692           --       (2,006)         --       2,006           --
       Net income                            --          --           --           --       2,052          --        2,052
                                      ------------------------------------------------------------------------------------

    BALANCE, December 31, 1997        4,780,788          --     $ 25,146    $   5,678    $ 19,906    $     --    $  50,730
                                      ====================================================================================




The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.


Consolidated Statements of Shareholders' Equity
1997 ZARING NATIONAL CORPORATION ANNUAL REPORT

CONSOLIDATED STATEMENTS OF
CASH FLOWS


For the Years Ended December 31, 1997, 1996 and 1995 (amounts in thousands, except share information)


------------------------------------------------------------------------------------------------------------------
                                                                                   1997        1996         1995
------------------------------------------------------------------------------------------------------------------
       CASH FLOWS FROM OPERATING ACTIVITIES:
             Net income                                                        $  2,052    $  4,827     $  4,280
             Adjustments to reconcile net income
             to cash provided by operating activities-
                   Depreciation and amortization                                  2,138       1,189          929
                   Income from unconsolidated joint ventures                        (33)       (159)        (105)
                   Compensation associated with sale of treasury shares              --         147           --
                   Minority interest in loss of subsidiary                          (76)         --           --
                   Change in assets and liabilities, excluding
             effects of acquisitions-
                      Future tax benefit                                           (383)        126           --
                      Receivables                                                  (107)       (445)         454
                      Inventories                                               (18,542)     (9,492)        (388)
                      Cash surrender value of life insurance and other           (1,489)     (1,192)        (559)
                      Accounts payable and other accrued liabilities              1,543         106        1,258
                      Customer deposits                                            (641)        846          804
                      Income taxes payable                                         (107)       (747)         207
                                                                          ------------------------------------------------
                         Net cash provided by (used for)
             operating activities                                               (15,645)     (4,794)       6,880
                                                                          ------------------------------------------------

       CASH FLOWS FROM INVESTING ACTIVITIES:
             Additions to property and equipment                                 (8,817)     (2,010)       (973)
             Distributions from unconsolidated joint ventures, net                  497         651          627
             Acquisitions, net of cash acquired                                  (4,313)         --           --
                                                                          ------------------------------------------------
                         Net cash provided by (used for)
             investing activities                                               (12,633)     (1,359)        (346)
                                                                          ------------------------------------------------

       CASH FLOWS FROM FINANCING ACTIVITIES:
             Borrowings on notes payable                                         55,609      48,320       23,195
             Repayments on notes payable                                        (26,108)    (43,636)     (28,999)
             Sale of treasury shares                                                 --         594           --
             Purchase of treasury shares                                             (3)     (1,198)          --
             Proceeds from minority interest, net                                   500          --           --
                                                                          ------------------------------------------------
                         Net cash provided by (used for)
             financing activities                                                29,998       4,080       (5,804)
                                                                          ------------------------------------------------
       INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                           1,720       (2,073)        730
       CASH AND CASH EQUIVALENTS, beginning of year                               2,440       4,513        3,783
                                                                          ------------------------------------------------
       CASH AND CASH EQUIVALENTS, end of year                                 $   4,160    $   2,440    $  4,513
                                                                          ================================================
       SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
             Cash paid during the period for-
                   Interest                                                   $   3,202    $  2,051     $  2,884
                   Income taxes                                               $   1,844    $  3,507     $  2,503
       SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING
          AND FINANCING ACTIVITIES:
             During 1997 and 1996, the Company incurred non-cash
             charges to general and administrative expenses of $12
       and $147, respectively (Note 9)
             Detail of the acquisitions discussed in Note 1:
                   Fair value of assets acquired                              $   9,121    $     --     $     --
                   Liabilities assumed                                            4,683          --           --
                                                                          ------------------------------------------------
                   Cash paid                                                      4,438          --           --
                   Cash acquired                                                   (125)         --           --
                                                                          ------------------------------------------------
                   Net cash paid for acquisitions                             $   4,313    $     --     $     --
                                                                          ================================================


The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.



Consolidated Statements of Cash Flows
1997 ZARING NATIONAL CORPORATION ANNUAL REPORT

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS


December 31, 1997 and 1996 (amounts in thousands, except share information)


   I   Basis of Presentation
             Effective in May 1997, Zaring National Corporation (an Ohio corporation) implemented the formation of a holding company structure which results in the accompanying consolidated financial statements including the accounts of Zaring National Corporation and subsidiaries (the Company), formerly Zaring Homes, Inc. The formation of the holding company had no effect on the carrying values of assets, liabilities or equity of the Company. The subsidiaries of the Company include the following: Zaring Homes, Inc. and its subsidiaries, Zaring Homes of Indiana, LLC, Zaring Homes Kentucky, LLC; Zaring Holdings, Inc.; HomeMax, Inc. and its subsidiaries, HomeMax North Carolina, Inc., HomeMax Tennessee, Inc., HomeMax South Carolina, HomeMax Ohio, Inc., HomeMax Indiana, LLC and HomeMax Kentucky, LLC; Hearthside Homes, LLC (formerly Zaring Acquisition Company of Indiana, LLC); and Legacy Mortgage Corporation.

             The principal business of the Company's subsidiary, Zaring Homes, Inc. (Zaring Homes) is the designing, constructing, marketing and selling of single-family homes, and the acquisition and development of land for sale as residential building lots in the midwest and southeast United States. Zaring Homes began operations in Cincinnati, Ohio in 1964 and commenced operations in Nashville, Tennessee in 1986. In 1994, operations commenced in Raleigh/Durham, North Carolina, and Indianapolis, Indiana. In 1996, operations began in Louisville, Kentucky, and Charlotte, North Carolina.

             In November 1996, the Company formed HomeMax, Inc. (HomeMax) for the purpose of entering into the retail distribution of manufactured housing. HomeMax, based in Raleigh, North Carolina, commenced operations in the first quarter of 1997. During 1997, HomeMax acquired the assets of three manufactured housing retailers for approximately $2,440 in cash. The acquisitions were recorded using the purchase method of accounting. Accordingly, the Company has made preliminary allocations of the purchase price based on fair values as of the dates of purchase. The excess of the cost of the acquired assets over their estimated fair value has been recorded as goodwill.

             Effective October 1, 1997, the Company, through its newly formed subsidiary Hearthside Homes, LLC, acquired substantially all of the net operating assets of Legacy, Inc., an Indianapolis-based builder of entry level single-family homes for approximately $1,860 in cash and a note. The Company also acquired the stock of Legacy Mortgage Corporation for approximately $138. Legacy Mortgage Corporation originates, processes and sells mortgages to third-party investors. The acquisitions were recorded using the purchase method of accounting, as discussed above.

             All significant intercompany transactions and balances have been eliminated in consolidation.

   2   Summary of Significant Accounting Policies
             (a) CASH AND CASH EQUIVALENTS--
             ------------------------------------
             The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The carrying value of all cash equivalents approximates fair market value as of December 31, 1997 and 1996.

             (b)   INVENTORIES--
             ------------------------------------
             Inventories are stated at the lower of cost or market. Costs include acquisition, land development, direct and indirect production costs, land deposits, interest, taxes and certain other carrying costs related to development and construction activities. Market represents estimates based on management's present plans and intentions of sale prices less development and disposition costs, assuming that disposition occurs in the normal course of business. Residential housing completed or under construction is not pledged as collateral under any of the Company's financing arrangements.



Notes to Consolidated Financial Statements
1997 ZARING NATIONAL CORPORATION ANNUAL REPORT

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS


December 31, 1997 and 1996 (amounts in thousands, except share information)


             (c)   CAPITALIZED INTEREST--
             ------------------------------------
             Interest is capitalized on land in the process of development and residential housing construction costs during the development and construction period. The following table summarizes the activity with respect to capitalized interest:


----------------------------------------------------------------------------------------------
       Years Ended December 31,                                  1997        1996        1995
----------------------------------------------------------------------------------------------
       Capitalized interest, beginning of year               $  1,074    $  1,123     $    751
       Interest incurred                                        3,635       2,310        2,920
       Interest expensed                                       (3,031)     (2,359)      (2,548)
                                                             ---------------------------------
       Capitalized interest, end of year                     $  1,678    $  1,074     $  1,123

             (d)   DEPRECIATION AND AMORTIZATION--
             ------------------------------------
             Property and equipment are depreciated over the estimated useful lives of the assets (2-15 years) using accelerated and straight-line methods. Goodwill is amortized over twenty years using the straight-line method.

             (e)   REVENUE AND COST RECOGNITION--
             ------------------------------------
             Revenues and costs of sales related to homes are recognized upon closing the sale, at which time title is transferred to the purchaser.

             (f)   SERVICE AND WARRANTY LIABILITIES--
             ------------------------------------
             Service and warranty costs are estimated and provided for at the time of closing on a home.

             (g)   ADVERTISING--
             ------------------------------------
             The Company expenses the costs of advertising as incurred. Advertising expense for the years ended December 31, 1997, 1996 and 1995 approximated $1,193, $1,019 and $663, respectively.

             (h)   SFAS 123 "ACCOUNTING FOR
             ------------------------------------
             STOCK-BASED COMPENSATION"--
             ------------------------------------
             The Company has elected to account for the cost of its stock options utilizing the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 (APB 25) as allowed by Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" (SFAS 123). Accordingly, no compensation cost has been recognized for stock options as substantially all stock options were granted at prices that approximated fair market value, as defined by the plans, at the measurement date. The pro forma disclosures required by SFAS 123 are presented in Note 10.

             (i)   USE OF ESTIMATES--
             ------------------------------------
             The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



Notes to Consolidated Financial Statements
1997 ZARING NATIONAL CORPORATION ANNUAL REPORT

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS


December 31, 1997 and 1996 (amounts in thousands, except share information)


             (j)   NEW PRONOUNCEMENTS--
             ------------------------------------
             In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130), which establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements. SFAS 130 is effective for financial statements for annual periods beginning after December 15, 1997. The Company does not expect adoption to have a significant impact on its financial statements.

             In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" (SFAS 131), which requires disclosures for each segment in which the chief operating decision maker organizes these segments within a company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure and any manner in which management segregates a company. The Company intends to adopt SFAS 131 in fiscal 1998.

             In April 1997, the American Institute of Certified Public Accountants, issued proposed Statement of Position (SOP) "Reporting on the Costs of Start-Up Activities." The proposed SOP requires the cost of start-up activities, such as preopening expenses, to be expensed as incurred. Under the Company's current accounting policies, these preopening expenses are deferred until the manufactured housing village has opened and then amortized over a one-year period. As the SOP is not yet effective, the Company has not yet adopted this SOP. The effect of adopting the SOP during 1997 would have been approximately $507 of additional amortization expense in the accompanying 1997 statement of income.

             In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP 98-1). SOP 98-1 requires computer software costs incurred in the preliminary project stage to be expensed and provides capitalization criteria for costs incurred subsequent to the preliminary project stage. The Company intends to adopt SOP 98-1 in the first quarter of fiscal 1998.

             (k)   RECLASSIFICATIONS--
             ------------------------------------
             Certain reclassifications have been made to the prior years' financial statements to conform with the 1997 presentation.

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


Notes to Consolidated Financial Statements
1997 ZARING NATIONAL CORPORATION ANNUAL REPORT

Notes to Consolidated
Financial Statements


December 31, 1997 and 1996 (amounts in thousands, except share information)


             The following tables summarize unaudited financial information related to the Company's joint venture activities:
-----------------------------------------------------------------------------------------------
       Years Ended December 31,                                  1997        1996        1995
-----------------------------------------------------------------------------------------------
       Statements of Income
             Revenues                                        $  1,264    $  3,442     $  1,460
             Costs and expenses                                 1,199       3,124        1,250
                                                             ---------------------------------
             Pretax income                                   $     65    $    318     $    210
                                                             =================================


-----------------------------------------------------------------------------------------------
       As Of December 31,                                             1997         1996
-----------------------------------------------------------------------------------------------
       Balance Sheets
             Assets, primarily land and land improvements         $  1,580     $  1,720
             Liabilities                                          $  1,039     $    666
             Equity                                               $    541     $  1,054

   4   Notes Payable
             The Company has an unsecured, $87.5 million syndicated credit facility with PNC Bank acting as agent. This facility consists of a revolving credit facility, providing for borrowings up to $72.5 million, depending on the Company's borrowing base, as defined in the agreement, and a $15 million term loan. $10 million of the revolving credit facility may be used for letters of credit. The credit agreement bears interest in accordance with various options, depending upon the Company's debt-to-equity ratio, as detailed below: The Company's notes payable consist of the following at December 31:


-----------------------------------------------------------------------------------------------------------------
                                                                                               1997         1996
-----------------------------------------------------------------------------------------------------------------
       REVOLVING CREDIT FACILITY, payable to PNC Bank, as agent, $72.5 million maximum available borrowings at interest rate options of (a) the greater of the prime rate or the Federal Funds rate plus .5% or the (b) Euro-rate plus 1.25% to 1.625%, depending on the Company's leverage ratio
       (borrowings outstanding at December 31, 1997 are at an average rate of
       7.8%), expiring in July 1999                                                        $ 46,425     $ 15,500
                                                                                           ======================

       TERM LOAN, payable to PNC Bank, as agent, borrowings at interest rate options of (a) the greater of the prime rate or the Federal Funds rate plus .5% or the (b) Euro-rate plus 1.375% to 1.75%, depending on the
       Company's leverage ratio (borrowings outstanding at December 31, 1997 are at an average rate of 8.0%), payable in 20 quarterly installments
       beginning July 1, 1996                                                              $ 10,500     $ 13,500

       NOTES PAYABLE TO FORMER SHAREHOLDERS, interest at 6.0% to 8.5%, payable in equal annual installments, due December 1999 and
       August 2001                                                                            1,896            -

       OTHER TERM NOTES, payable to banks, interest at 7.95%, payable
       in 12 equal quarterly installments beginning in September 1998                         5,245        5,245
                                                                                           ----------------------
                                                                                           $ 17,641     $ 18,745
                                                                                           ======================

             At December 31, 1997, the Company had $7.8 million of borrowings available per the terms of its revolving credit agreement.

             The Company is contingently liable under letters of credit of approximately $5.2 million issued as a result of lot and land acquisition and development activities through December 31, 1997.





Notes to Consolidated Financial Statements
1997 ZARING NATIONAL CORPORATION ANNUAL REPORT

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS


December 31, 1997 and 1996 (amounts in thousands, except share information)


             The carrying value of the revolving credit facility and term loan approximates fair market value as these notes are priced at current market rates. The fair market value of the Company's other notes payable as of December 31, 1997 and 1996 was approximately $5,382 and $5,275, respectively. The fair market value of these securities was estimated by discounting the expected cash flows at the rates currently offered to the Company for debt of the same remaining maturities.

             Subsequent to December 31, 1997, the Company entered into three additional syndicated credit facilities with NationsBank as the agent. The new facilities consist of:

                   - A $33.9 million manufactured housing floor plan financing facility for inventory and display models with interest equal to the prime rate or Euro-rate plus 2.35%. Retail inventory borrowings are subject to repayment upon the earlier of sale, 10% at the end of six months following initial borrowing and the balance after nine months. Borrowings for the cost of display models are subject to payments of 10% after twelve months, with the balance due no later than twenty-four months after the date of initial borrowing.

                   - A $12 million sales village mortgage loan for sales
                     village development, interest at prime plus 2%, convertible into twenty-eight separate fifteen year amortization loans in amounts ranging from $250 to $500 per village, balloon payments due five years after the initial borrowing for each village, secured by mortgages.

                   - A $15 million unsecured two-year revolving credit note
                     expiring March 2000 for working capital needs of HomeMax, Inc. and subsidiaries with interest equal to the prime rate or Euro-rate plus 1.75%. This note is guaranteed by Zaring Homes, Inc.

             The bank credit agreements include provisions which require, among others, that the Company maintain certain levels of tangible net worth and cash flow from operations as well as limiting the Company's dividends and ratio of debt to equity.

             Scheduled maturities of notes payable, after giving effect to the refinancing discussed above are summarized as follows:

-------------------------------------------------------------------
       Years Ended December 31,
-------------------------------------------------------------------
                         1998                             $  4,402
                         1999                               48,302
                         2000                                8,568
                         2001                                2,794
                                                          ---------
                                                          $ 64,066

   5   Income Taxes
             The Company has adopted Statement of Financial Accounting Standards
             No. 109, "Accounting for Income Taxes" (SFAS 109). This statement requires deferred tax recognition for all temporary difference in accordance with the liability method and requires adjustments of future tax benefits and deferred tax liabilities for enacted changes in tax laws and rates. The following summarizes the provision for income taxes:

-----------------------------------------------------------------------------------------------
       Years Ended December 31,                                  1997        1996        1995
-----------------------------------------------------------------------------------------------
       Currently payable:
             Federal                                         $  1,250    $  2,484     $  2,071
             State and local                                      365         640          630

       Deferred:
             Federal                                             (233)       (104)          --
             State and local                                      (65)        (22)          --
                                                             ----------------------------------
       Provision for income taxes                            $  1,317    $  2,998     $  2,701
                                                             ==================================


Notes to Consolidated Financial Statements
1997 ZARING NATIONAL CORPORATION ANNUAL REPORT

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 1997 and 1996 (amounts in thousands, except share information)


             The following is a reconciliation between the statutory federal income tax rate and the provision for income taxes:
---------------------------------------------------------------------------------------------------------------
                                                  1997                     1996                     1995
---------------------------------------------------------------------------------------------------------------
                                          AMOUNT        RATE       AMOUNT        RATE       AMOUNT        RATE
                                         ----------------------------------------------------------------------
       Computed provision for
             federal income taxes
             at the statutory rate       $ 1,145        34.0%      $ 2,661       34.0%     $ 2,374        34.0%
       State and local income taxes,
             net of federal income
             tax benefit                     167         5.0           386        4.9          378         5.4
       Other                                   5          .1           (49)       (.6)         (51)        (.7)
                                         ----------------------------------------------------------------------
                                         $   1,317       39.1%     $ 2,998        38.3%    $ 2,701        38.7%
                                         ======================================================================


             At December 31, 1997 and 1996, the net deferred tax asset consists of the following:
----------------------------------------------------------------------------------------------------------------
                                                                                               1997         1996
----------------------------------------------------------------------------------------------------------------
       Goodwill and other intangibles                                                      $   (158)    $     --
       Costs capitalized to inventory                                                            90           88
       Recognition of warranty expense                                                          373          130
       Inventory reserves                                                                        14           37
       Currently nondeductible expenses                                                         739          420
                                                                                           ---------------------
                                                                                           $  1,058     $    675
                                                                                           =====================

   6   Retirement Plan
             The Company has established a defined contribution plan for all eligible employees. The plan provides for voluntary contributions by the Company's employees up to a specified maximum percentage of gross pay. Company contributions are discretionary. Company contributions accrued and expensed approximated $54, $54 and $28 in each 1997, 1996 and 1995, respectively.

   7   Related Party Transactions
             In 1997, the Company sold residential lots to a company which is owned by a related party for approximately $165. In 1996 and 1995, the Company sold residential lots to two companies owned by related parties for approximately $105 and $247, respectively. The Company also sold finished residential homes to members of management for total sales of approximately $732, $375 and $1,156 in 1997, 1996 and 1995, respectively. In 1996 and 1995, the Company purchased residential lots from a company related through common ownership for $1,834 and $69, respectively. There were no such purchases in 1997.

             Also in 1997 and 1996, the Company purchased residential lots and/or land from a company owned by a member of the Company's Board of Directors for $480 and $1,845, respectively. There were no such purchases in 1995.


Notes to Consolidated Financial Statements
1997 ZARING NATIONAL CORPORATION ANNUAL REPORT

Notes to Consolidated
Financial Statements


December 31, 1997 and 1996 (amounts in thousands, except share information)


   8   Commitments and Contingencies
             (a)   LOT PURCHASES--
             ------------------------------------
             In addition to land under development, the Company has commitments to purchase residential lots from various outside parties as follows:

---------------------------------------------------------------------------
       Years Ended December 31,                   NUMBER OF LOTS    AMOUNT
---------------------------------------------------------------------------
              1998                                     305        $ 11,815
              1999                                     188           6,757
              2000                                     114           3,784
              2001                                      15             453
                                                  ------------------------
                                                       622        $ 22,809
                                                  ========================
             (b)   Litigation--
             ------------------------------------
             The Company is subject to various claims, lawsuits and
             administrative proceedings arising in the ordinary course of business with respect to real estate, environmental zoning and other matters, which seek remedies or damages. The Company believes that any liability that may finally be determined will not have a material effect on its financial position or results of operations.

             (c)   Operating Leases--
             ------------------------------------
             The Company is obligated under noncancelable operating lease agreements for office space. Rental expense under these agreements was $973, $439 and $329 for the years ended December 31, 1997, 1996 and 1995, respectively. Future minimum lease payments under these operating lease agreements are as follows:

--------------------------------------------------------------------------
       Years Ended December 31,
--------------------------------------------------------------------------
                         1998                                   $  1,524
                         1999                                      1,401
                         2000                                      1,340
                         2001                                      1,158
                         2002                                        821
                         Thereafter                                4,173
                                                                --------
                                                                $ 10,417
                                                                ========

   9   Shareholders' Equity
             (a)   Preferred Shares--
             ------------------------------------
             The Company is authorized to issue up to 2,000,000 preferred shares of which 1,000,000 are voting and 1,000,000 are nonvoting. No preferred shares have been issued.

             (b)   Common Shares--
             ------------------------------------
             During 1997, the Company retired 255,692 treasury shares.

             During 1996, the Company purchased 135,009 common shares at a price of $8.875 per share. In addition, the Company sold 65,000 shares out of treasury to directors and employees for $9.15 per share which was less than the then current market value. The difference between the amounts received and the market value has been recorded as compensation expense and included in general and administrative expenses.

             In each 1997 and 1996, the Company issued as an incentive three shares to each full-time employee (1,218 common shares with a total market value of $12 in 1997 and 960 common shares with a total market value of $10 in 1996).



Notes to Consolidated Financial Statements
1997 ZARING NATIONAL CORPORATION ANNUAL REPORT

Notes to Consolidated
Financial Statements


December 31, 1997 and 1996 (amounts in thousands, except share information)


  10   Stock Option Plans
             The Company adopted stock option plans (the Plans) for employees and non-employee directors in 1997, 1996 and 1993. Had compensation cost for these plans been determined consistent with SFAS 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts:

-----------------------------------------------------------------------------------------------
       Years Ended December 31,                                  1997        1996        1995
-----------------------------------------------------------------------------------------------
       Net Income
             As reported                                     $  2,052    $  4,827     $  4,280
             Pro forma                                       $  1,865    $  4,703     $  4,277
       Earnings Per Share
             As reported                                     $   0.43    $   1.01     $   0.88
             Pro forma                                       $   0.39    $   0.98     $   0.88

             Because the method of accounting as prescribed by SFAS 123 has not been applied to options granted prior to January 1, 1995, the pro forma net income and earnings per share information may not be representative of that to be expected in future years.

             The Company may grant options for up to 813,000 shares under the Plans. The Company has granted options on 375,611 shares through December 31, 1997. The option exercise prices approximated the stock's market price on the date of grant. Of the options granted, 63,901 will vest subject to the Company's annual performance and conformity with certain other performance criteria. These options expire ten years from grant date. 60,000 of the options vest in three annual installments beginning in 1998 and expire in ten years. 43,602 vest in 1998 and expire in ten years. The remaining options vest at their grant date and expire ten years from date of grant.

             A summary of the status of the Company's stock option plans at December 31, 1997, 1996 and 1995 and changes during the years then ended is presented below:


-----------------------------------------------------------------------------------------------------------------
       Years Ended
       December 31,                               1997                       1996                     1995
-----------------------------------------------------------------------------------------------------------------
                                                      Weighted                 Weighted                 Weighted
                                                       Average                  Average                  Average
                                                      Exercise                 Exercise                 Exercise
                                            Shares      Price       Shares       Price       Shares       Price
                                          ----------------------------------------------------------------------
       Outstanding, beginning of year       66,383    $  12.05      15,020     $  12.67      94,000     $  13.50
       Granted                             200,250       10.00      77,500        11.63       2,000         7.25
       Exercised                                --          --          --           --          --           --
       Forfeited/Expired                   (57,905)      11.03     (26,137)       11.15     (80,980)       13.50
                                          ----------------------------------------------------------------------
       Outstanding, end of year            208,728    $  10.35      66,383     $  12.05      15,020     $  12.67
                                          ======================================================================
       Exercisable, end of year             41,225    $  11.91      25,854     $  12.60      15,020     $  12.67
                                          ======================================================================
       Weighted average fair value
             of option shares granted     $   5.85                 $  5.95                 $   7.25
                                          ======================================================================


Notes to Consolidated Financial Statements
1997 ZARING NATIONAL CORPORATION ANNUAL REPORT

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS


December 31, 1997 and 1996 (amounts in thousands, except share information)


             The following table summarizes information related to options outstanding and options exercisable as of December 31, 1997:

                                                          Weighted       Weighted                      Weighted
                                                           Average        Average                       Average
                           Options        Exercise        Exercise      Contractual     Options        Exercise
                          Outstanding       Price           Price          Life        Exercisable       Price
                          -------------------------------------------------------------------------------------
                             2,000         $7.25          $  7.25           7.3            2,000       $  7.25
                           170,003      $9.50-$10.61         9.96           9.4            2,500          9.50
                            10,118         $11.15           11.15           8.2           10,118         11.15
                            26,607     $12.50-$13.50        12.78           1.0           26,607         12.78
                          -------------------------------------------------------------------------------------
                           208,728                         $10.35           8.2           41,225        $11.91
                          =====================================================================================

             The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1997, 1996 and 1995:

----------------------------------------------------------------------------------------------------------------
       Years Ended December 31,                                  1997        1996        1995
----------------------------------------------------------------------------------------------------------------
       Dividend yield                                              0%          0%           0%
       Expected volatility                                        36%         36%          36%
       Risk-free interest rate                                   6.5%        6.5%         6.5%
       Expected lives                                        10 years     7 years      7 years

  11   Earnings Per Share
             In 1997, the Company adopted Statement of Financial Accounting Standards No. 128 "Earnings per Share" (SFAS 128). In accordance with SFAS 128, basic earnings per common share are computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per common share are computed similar to basic except the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued.

             Options to purchase 208,728 and 66,383 shares of common stock at an average price of $10.35 and $12.05 per share were outstanding during 1997 and 1996, respectively but were not included in the computation of diluted earnings per share since the options' exercise prices were greater than the average market price of the common shares.

             Since there are no antidilutive securities, basic and diluted earnings per share are identical thus a reconciliation of the numerator and denominator is not necessary.

             SFAS 128 requires the Company to restate reported earnings per share for all periods presented. This accounting change had no effect on previously reported earnings per share.



Notes to Consolidated Financial Statements
1997 ZARING NATIONAL CORPORATION ANNUAL REPORT

MANAGEMENT'S RESPONSIBILITY
FOR FINANCIAL STATEMENTS


             Zaring National Corporation maintains a system of internal control over the preparation of its financial statements. It should be recognized that even an effective internal control system, no matter how well designed, cannot ensure the elimination of errors with respect to the preparation of financial statements; further, because of changes in conditions, internal control system effectiveness may vary over time.

             The independent public accountants provide an objective opinion as to whether the financial statements present fairly the financial position, results of operations and cash flows of the Company. In this process, they evaluate the system of internal accounting controls and perform such tests and other procedures as they deem necessary.

             The Audit Committee of the Board of Directors, composed of non-employee directors, meets periodically with the independent public accountants to evaluate the effectiveness of the work performed by the independent public accountants in discharging their respective responsibilities and to assure their independent and free access to the Audit Committee.

             The Company has implemented a formal internal auditing function that evaluated and formally reported to the Audit Committee on the adequacy and effectiveness of internal accounting controls, policies and procedures.

             Based on this assessment, management believes that, as of December 31, 1997, the Company maintained an effective system of internal control over the preparation of its financial statements.


              /s/ Allen G. Zaring, III                /s/ Ronald G.Gratz
             -------------------------               -----------------------
             Allen G. Zaring, III                    Ronald G. Gratz
             Chairman                                Chief Financial Officer


Management's Responsibility for Financial Statements
1997 ZARING NATIONAL CORPORATION ANNUAL REPORT

REPORT OF INDEPENDENT
PUBLIC ACCOUNTANTS


 TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
 OF ZARING NATIONAL CORPORATION
             We have audited the accompanying consolidated balance sheets of Zaring National Corporation and Subsidiaries (Note 1) as of December 31, 1997 and 1996, and the related consolidated statements of income and shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

             In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Zaring National Corporation and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.


              /s/ Arthur Andersen LLP
             --------------------------
             Cincinnati, Ohio,
             February 24, 1998


Report of Independent Public Accountants
1997 ZARING NATIONAL CORPORATION ANNUAL REPORT

SELECTED FINANCIAL DATA


(dollars in thousands, except share information)


 BALANCE SHEET DATA

-----------------------------------------------------------------------------------------------------------------
                                                          1997        1996         1995        1994         1993
-----------------------------------------------------------------------------------------------------------------
       Total Assets                                   $132,143     $94,697     $ 85,438    $ 84,693     $ 61,150
       Notes Payable                                  $ 64,066     $34,245     $ 29,561    $ 35,365     $ 15,755
       Total Liabilities                              $ 81,413     $46,016     $ 41,127    $ 44,663     $ 23,862
       Shareholders' Equity                           $ 50,730     $48,681     $ 44,311    $ 40,030     $ 37,288
                                                    ----------------------------------------------------------------------

 Selected Financial Data

--------------------------------------------------------------------------------------------------------------------------
    Years Ended December 31,                              1997        1996         1995        1994         1993
--------------------------------------------------------------------------------------------------------------------------

    INCOME STATEMENT DATA:
       Net Revenues (1)                              $ 223,957    $174,793    $ 127,084   $ 101,611    $  88,544
       Cost Of Sales                                   187,912     143,039      101,172      79,959       67,136
       Interest                                          3,031       2,359        2,548       1,495          979
       Selling, General and
             Administrative Expenses                    29,738      21,732       16,496      13,950       11,095
                                                    ----------------------------------------------------------------------

       Operating Income                             3,276        7,663       6,868       6,207        9,334
       Other Income                                  17           162         113         393          790
                                                    ----------------------------------------------------------------------
       Income Before Minority Interest
             and Taxes                                   3,293       7,825        6,981       6,600       10,124
       Minority Interest                                    76          --           --          --           --
                                                    ----------------------------------------------------------------------
       Income Before Taxes                               3,369       7,825        6,981       6,600       10,124
       Provision For Income
             Taxes (Pro Forma 1993)                      1,317       2,998        2,701       2,651        3,983
                                                    ----------------------------------------------------------------------
       Net Income (Pro Forma 1993)                   $   2,052    $  4,827    $   4,280   $   3,949    $   6,141
                                                    ----------------------------------------------------------------------
       Earnings Per Share (Pro Forma 1993)           $    0.43    $   1.01    $    0.88   $    0.80    $    1.48
                                                    ----------------------------------------------------------------------
       Weighted Average Shares
             Outstanding (000's) (2)                     4,781       4,779        4,850       4,933        4,150
                                                    ----------------------------------------------------------------------

 Selected Operating Data

--------------------------------------------------------------------------------------------------------------------------
Years Ended December 31,                  1997      1996      1995      1994      1993
--------------------------------------------------------------------------------------------------------------------------

LUXURY SITE-BUILT HOMES
        Operating Data (Units):
               New Orders (3               856       800       676       468       449
               Closings                    879       754       583       465       402
               Backlog (4)                 240       263       217       124       121
         Average Revenue Per Closing   $   241   $   228   $   215   $   214   $   214
         Sales Value Of Backlog        $60,779   $64,193   $47,033   $24,566   $27,498
RETAIL DISTRIBUTION
   MANUFACTURED HOMES
         Operating Data (Units):
               New Orders  (3)             180      --        --        --        --
               Closings                    208      --        --        --        --
               Backlog (4) (5)              40      --        --        --        --
         Average Revenue Per Closing   $    41      --        --        --        --
         Sales Value Of Backlog        $ 2,365      --        --        --        --
ENTRY LEVEL SITE-BUILT HOMES
         Operating Data (Units):
               New Orders (3)               19      --        --        --        --
               Closings                     13      --        --        --        --
               Backlog (4) (6)              24      --        --        --        --
         Average Revenue Per Closing   $   127      --        --        --        --
         Sales Value of Backlog        $ 3,060      --        --        --        --

Selected Financial Data

1997 ZARING NATIONAL CORPORATION ANNUAL REPORT

SELECTED FINANCIAL DATA


(dollars in thousands, except share information)

 SELECTED QUARTERLY FINANCIAL DATA

----------------------------------------------------------------------------------------------------
Three Months Ended                                      Dec. 31,    Sept. 30,   June 30,   March 31,
----------------------------------------------------------------------------------------------------
                                                         1997        1997        1997       1997
                                                      ----------------------------------------------
INCOME STATEMENT DATA:
   NET REVENUES (1)                                   $ 67,992    $ 57,979    $ 53,873    $ 44,113
   COST OF SALES                                        58,189      48,329      45,059      36,335
   INTEREST                                                645       1,045         587         754
   SELLING, GENERAL AND ADMINISTRATIVE EXPENSES          9,832       7,143       6,471       6,292
                                                      ----------------------------------------------
   OPERATING INCOME (LOSS)                                (674)      1,462       1,756         732
   OTHER INCOME (EXPENSE)                                   (6)        (18)        (29)         70
                                                      ----------------------------------------------
   INCOME (LOSS) BEFORE MINORITY INTEREST AND TAXES       (680)      1,444       1,727         802
   MINORITY INTEREST                                        76        --          --          --
   INCOME (LOSS) BEFORE TAXES                             (604)      1,444       1,727         802
                                                      ----------------------------------------------
   INCOME TAX PROVISION (CREDIT) FOR INCOME TAXES         (258)        558         695         322
                                                      ----------------------------------------------
         NET INCOME (LOSS)                            $   (346)   $    886    $  1,032    $    480
                                                      ----------------------------------------------
   EARNINGS (LOSS) PER SHARE                          $  (0.07)   $   0.18    $   0.22    $   0.10
                                                      ----------------------------------------------
   WEIGHTED AVERAGE SHARES OUTSTANDING (000'S)           4,781       4,781       4,781       4,781
                                                      ----------------------------------------------
----------------------------------------------------------------------------------------------------
Three Months Ended                                      Dec. 31,   Sept. 30,  June 30,    March 31,
----------------------------------------------------------------------------------------------------
                                                          1996        1996        1996       1996
                                                      ----------------------------------------------
INCOME STATEMENT DATA:
   NET REVENUES (1)                                   $ 48,607    $ 55,516    $ 43,415    $ 27,255
   COST OF SALES                                        40,649      45,526      35,066      21,798
   INTEREST                                                461         559         673         666
   SELLING, GENERAL AND ADMINISTRATIVE EXPENSES          5,643       6,609       5,262       4,218
                                                      ----------------------------------------------
   OPERATING INCOME                                      1,854       2,822       2,414         573
   OTHER INCOME (EXPENSE)                                    4          14          99          45
                                                      ----------------------------------------------
   INCOME BEFORE TAXES                                   1,858       2,836       2,513         618
   PROVISION FOR INCOME TAXES                              676       1,092         990         240
                                                      ----------------------------------------------
   NET INCOME                                         $  1,182    $  1,744    $  1,523    $    378
                                                      ----------------------------------------------
   EARNINGS PER SHARE                                 $   0.25    $   0.36    $   0.32    $   0.08
                                                      ----------------------------------------------
   WEIGHTED AVERAGE SHARES OUTSTANDING (000'S)           4,779       4,778       4,777       4,775
                                                      ----------------------------------------------


(1)  Revenue from a sale is recognized upon the closing of the sale.
(2)  Adjusted to give effect to the 620-for-1-share split in 1993.
(3) New orders represent total new home orders received during the period, net of cancellations.
(4)  Backlog includes new orders which have not yet closed.
(5) 68 contracts with a sales value of $4,245 were acquired through acquisition.
(6) 18 contracts with a sales value of $2,248 were acquired through acquisition.


Selected Financial Data

1997 ZARING NATIONAL CORPORATION ANNUAL REPORT

SELECTED FINANCIAL DATA


 SELECTED OPERATING DATA (IN UNITS)
--------------------------------------------------------------------------------------------------------------------
    Three Months Ended                                                Dec. 31,    Sept. 30,    June 30,    March 31,
--------------------------------------------------------------------------------------------------------------------
                                                                      1997        1997         1997         1997
                                                                   -------------------------------------------------
    LUXURY SITE-BUILT HOMES
       NEW ORDERS (3)                                                  184          231         243          198
       CLOSINGS                                                        263          226         212          178
       BACKLOG (4)                                                     240          319         314          283

    RETAIL DISTRIBUTION MANUFACTURED HOMES
       NEW ORDERS (3)                                                   59           60          40           21
       CLOSINGS                                                         72           61          37           38
       BACKLOG (4) (5)                                                  40           53          42           11

    ENTRY LEVEL SITE-BUILT HOMES
       NEW ORDERS (3)                                                   19           --          --           --
       CLOSINGS                                                         13           --          --           --
       BACKLOG (4) (6)                                                  24           --          --           --

--------------------------------------------------------------------------------------------------------------------
    Three Months Ended                                                Dec. 31,     Sept. 30,   June 30,    March 31,
--------------------------------------------------------------------------------------------------------------------
                                                                      1996         1996        1996        1996
                                                                   -------------------------------------------------
    LUXURY SITE-BUILT HOMES
       NEW ORDERS (3)                                                  160          152         184          304
       CLOSINGS                                                        206          237         191          120
       BACKLOG (4)                                                     263          309         394          401

(1)  Revenue from a sale is recognized upon the closing of the sale.
(2)  Adjusted to give effect to the 620-for-1-share split in 1993.
(3) New orders represent total new home orders received during the period, net of cancellations.
(4)  Backlog includes new orders which have not yet closed.
(5) 68 contracts with a sales value of $4,245 were acquired through acquisition.
(6) 18 contracts with a sales value of $2,248 were acquired through acquisition.

--------------------------------------------------------------------------------------------------------------------
 1997 AND 1996 COMMON STOCK PRICE RANGE
--------------------------------------------------------------------------------------------------------------------
    Year Ended December 31, 1997                                                             high         low
       Fourth Quarter                                                                        10 1/2       7 1/4
       Third Quarter                                                                         10 1/2       9 1/8
       Second Quarter                                                                        10 3/4       9 5/16
       First Quarter                                                                         12           9 3/4

--------------------------------------------------------------------------------------------------------------------
    Year Ended December 31, 1997                                                             high         low
--------------------------------------------------------------------------------------------------------------------
       Fourth Quarter                                                                        11 3/4       10
       Third Quarter                                                                         13 3/4       11
       Second Quarter                                                                        13 3/4       11 1/2
       First Quarter                                                                         11 3/4        8 3/4

       As of March 6, 1998, there were approximately 560 shareholders of record, and the Company estimates that, as of that date, there were an additional 1,200 beneficial shareholders in "street" name.

       The Company did not declare any dividends on its common shares since the completion of its initial public offering.

Selected Financial Data



1997 ZARING NATIONAL CORPORATION ANNUAL REPORT